TRADESTATION SECURITIES, INC.

Notes to Financial Statement

March 31, 2016

(1) Description of Business

TradeStation Securities, Inc. (the Company or TradeStation Securities), formed in 1995, is a wholly-owned subsidiary of TradeStation Group, Inc. (the Parent Company). The Company is headquartered in Plantation, Florida, and has branch offices in Chicago, Illinois, Richardson, Texas, and New York, New York. TradeStation Securities, an online securities broker-dealer and futures commission merchant (FCM), offers *TradeStation* to the active trader and certain institutional trader markets. *TradeStation* is an electronic trading platform that enables customers to design, test and monitor their own custom trading strategies and then automate them with electronic order placement. The trading platform currently offers streaming real-time equities, equity options and futures market data and manual or automated electronic order placement of equities, options and futures trades.

In September 2004, the Company commenced equities self-clearing operations for its active trader client base, and on March 29, 2005 commenced self-clearing of its standardized equity options trades for its active trader client base. Clearing operations include the confirmation, settlement, delivery and receipt of securities and funds and record-keeping functions involved in the processing of securities transactions. As the clearing broker for its equities active trader client base, the Company maintains custody and control over the assets in those clients' accounts and provides the following back office functions: maintaining customer accounts; extending credit in a margin account to the customer; settling stock transactions with the Depository Trust & Clearing Corporation (and, for options, with the Options Clearing Corporation); settling commissions and clearing fees; preparing customer trade confirmations and statements; performing designated cashier functions, including the delivery and receipt of funds and securities to or from the customer; possession or control of customer securities, safeguarding customer funds, transmitting tax accounting information to the customer and to the applicable tax authorities; and forwarding prospectuses, proxies and other shareholder information to customers.

Prior to September 2004, all securities trades were cleared through Bear, Stearns Securities Corp (which was acquired by JP Morgan Chase in 2008). The Company cleared institutional account trades through J.P. Morgan Clearing Corporation (JPMCC) on a fully disclosed basis. However, the Company received notice from JPMCC in April 2015 that it was discontinuing its correspondent clearing operations and therefore terminating its clearance agreement with the Company. The Company decided not to replace JPMCC with a similar corresponding clearing firm. Accordingly, accounts previously fully disclosed to JP Morgan were transferred to the Company (and properly segregated in accordance with Securities Exchange Commission rules), closed or transferred to another brokerage firm. The Company also offers its institutional clients order execution services on a Delivery Versus Payment/Receipt Versus Payment (DVP/RVP) basis with the orders cleared and settled by the client's prime brokerage firm.

On January 4, 2010, TradeStation Securities converted its clearance of futures accounts using R.J. O'Brien (RJO) from a fully disclosed basis to an omnibus clearance basis. As a result of converting to omnibus clearance, TradeStation Securities received from RJO $349.0 million in futures customers' funds, which were then appropriately segregated in accordance with Commodity Exchange Act rules. In April 2014, the Company decided to begin an initiative to become a self-clearing FCM. On April 11, 2014, The Company entered into an agreement with the SunGard Futures Division Systems, a division of SunGard Systems International Inc. (SunGard) to license its GMI Financial Accounting System and related systems (GMI) to provide back-office support and systems. In addition, during December 2014 the Company purchased certain CME Group and ICE Clear U.S. futures clearing exchange memberships. These exchange memberships were

3

recorded at a cost basis of $4.0 million. In addition, as required to purchase an ICE Clear U.S. clearing membership, the Company purchased 3,162 shares of Intercontinental Exchange, Inc. (NYSE: ICE) common stock in May 2014 and recorded the initial purchase at $594,000. The conversion to self-clearing for futures using GMI pursuant to the April 2014 agreement with SunGard occurred in late January 2016, with the first trades self-cleared on trade date February 1, 2016. The Company self-clears customer commodity and financial futures transactions for products with clearance at CME Group and ICE Clear U.S. The Company also had entered into an agreement with Wedbush Securities in September 2014 to provide clearance for commodity and financial futures transactions not cleared through CME Group or ICE Clear U.S.

The Company is a member of, or registered with, and subject to the rules and requirements of, the Financial Industry Regulatory Authority (FINRA), New York Stock Exchange (NYSE), Securities Investor Protection Corporation, National Futures Association (NFA), the National Securities Clearing Corporation and Depository Trust Company (together, the Depository Trust & Clearing Corporation or DTCC), Options Clearing Corporation (OCC), NASDAQ OMX, Boston Options Exchange, Chicago Board Options Exchange, Chicago Stock Exchange, International Securities Exchange, CME Group exchanges (CME, CBOT, NYMEX and COMEX), and ICE Clear U.S. The Company's business is also registered with, and subject to rules and requirements of, the Securities and Exchange Commission (SEC), Commodity Futures Trading Commission (CFTC) and state regulatory authorities (the firm is registered to conduct its brokerage business in all 50 states and the District of Columbia). The DTCC and the OCC, together with other organizations, such as the CME Group exchanges and ICE Clear U.S., that perform similar clearing or depository roles for their members, are collectively referred to in this report as "clearing organizations."

During June 2011, the Parent Company was acquired by Monex Group, Inc. (Monex), headquartered in Chiyoda-ku, Tokyo and listed on Section One of the Tokyo Stock Exchange. Monex, including its main subsidiary Monex Inc., provides a variety of financial services to individual investors including securities brokerage, M&A advisory, debit and equity underwriting, asset management, investment education, and other investment banking functions. The financial statement does not reflect purchase accounting as all purchase accounting entries were recorded by the Parent Company. As a result, the assets and liabilities were recorded at historical cost basis in the Company's financial statement.

(2) Summary of Significant Accounting Policies

The following is a summary of significant accounting policies adhered to in the preparation of the financial statement:

(a) Use of Estimates

The preparation of the financial statement in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement.

(b) Cash and Cash Equivalents

The Company classifies all highly liquid investments with an original maturity of three months or less to be cash equivalents. Cash and cash equivalents consist primarily of cash held primarily at JPMorgan Chase Bank, N.A. or one of its banking affiliates (JPMorgan Chase). The Company maintains its cash

and cash equivalents in financial institutions the Company considers of high credit quality. Cash balances in these accounts may exceed the Federal Deposit Insurance Corporation insured limits. To date, the Company has not experienced any losses in such accounts.

Based upon required regulatory calculations as of the last business day of the period, cash and cash equivalents balance may increase or decrease by the second business day subsequent to period-end. See *Cash and Investments Segregated In Compliance With Federal Regulations* for details.

(c) *Cash and Investments Segregated in Compliance with Federal Regulations*

The Company is obligated by rules mandated by two of its primary regulators, the SEC and the CFTC, to set aside cash or qualified securities to satisfy regulations promulgated to protect customer assets. Cash and investments segregated in compliance with federal regulations of $1.81 billion consists of $1.36 billion in cash and $452 million in United States Treasury securities. As of March 31, 2016, $1.3 billion was segregated in special reserve accounts at Sumitomo Mitsui Banking Corporation, $390 million was segregated in special reserve accounts at JPMorgan Chase, $79.2 million was segregated in special reserve accounts at CME Group and ICE Clear US, collectively, and $4.0 million was segregated in special reserve accounts at Wedbush Securities. Of the total segregated amount of $1.81 billion, $1.3 billion is segregated in accordance with Rule 15c3-3 and $542 million is segregated in accordance with CFTC requirements. On April 1, 2016, cash and investments segregated in compliance with federal regulations decreased by $7.2 million as a result of a transfer to cash and cash equivalents related to the 15c3-3 calculation as of March 31, 2016.

(d) *Receivables from and Payables to Brokers, Dealers, Clearing Organizations and Clearing Agents*

Receivables from brokers, dealers, clearing organizations and clearing agents consist primarily of cash advanced for securities borrowed from broker-dealers (see *Securities Borrowed and Loaned*). In addition the Company accrues revenues and related receivables for payments for order flow and securities lending revenues. Payables to brokers, dealers and clearing organizations include amounts for securities loaned from broker dealers, payables to clearing organizations and payables to brokers. See note 3 – Receivables from and Payables to Brokers, Dealers, Clearing Organizations and Clearing Agents.

(e) *Securities Borrowed and Loaned*

Securities borrowed and securities loaned transactions are recorded at the amount of cash collateral advanced or received and are reflected in receivables from brokers, dealers, clearing organizations and clearing agents or payables to brokers, dealers and clearing organizations, respectively. Securities borrowed transactions require the Company to provide the counterparty with collateral in the form of cash. The Company receives collateral in the form of cash for securities loaned transactions. The related interest receivable from broker-dealers is included within receivables from broker-dealers and clearing organizations on the accompanying statement of financial condition.

(f) *Receivables from and Payable to Brokerage Customers*

The Company performs periodic credit evaluations and provides allowances for potential credit losses, as considered necessary, based upon its assessment of specifically identified unsecured receivables and other factors. See note 4 – Receivables from Brokerage Customers.

Payable to brokerage customers primarily consists of client cash held in brokerage accounts and is carried at the amount of client cash on deposit. Payables to brokerage customers also include future customers' gains and losses on open trades.

(g) *Property and Equipment, net*

Property and equipment are stated at cost, less accumulated depreciation. Property and equipment are depreciated using the straight-line method over the estimated useful lives of the assets. Maintenance and repairs are expensed when incurred; leasehold improvements are capitalized and amortized over the lesser of its useful life or the term of the lease. Upon the sale or retirement of assets, the cost and accumulated depreciation or amortization are removed from the accounts, and any gain or loss is recognized. See note 5 – Property and Equipment, Net.

(h) *Exchange Memberships*

Exchange memberships are recorded at cost and are evaluated for impairment as circumstances may warrant. (See *Impairment of Long Lived Assets*.) The Company's shares of ICE common stock are carried at fair value based on the closing stock price of ICE. As of March 31, 2016, the shares were valued at $744,000. The Company's exchange memberships and ICE shares are included within other assets in the accompanying statement of financial condition.

(i) *Impairment of Long-Lived Assets*

The Company evaluates long-lived assets, including property and equipment, net and exchange memberships, recorded at cost, for recoverability whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Impairment losses are recognized if the carrying amount exceeds the sum of the undiscounted cash flows estimated to be generated by those assets. The amount of impairment loss is calculated as the amount by which the carrying value exceeds fair value. No impairment occurred during the year ended March 31, 2016.

(j) *Fair Value of Financial Instruments*

The carrying amounts of cash and cash equivalents; cash and investments segregated in compliance with federal regulations; value; deposits with clearing organizations, receivables from brokers, dealers, clearing organizations and clearing agents; receivables from brokerage customers; ICE common stock shares; payables to brokers, dealers and clearing organizations; payables to brokerage customers; and notes payable approximate fair value due to their short term nature as of March 31, 2016. See note 13 – Fair Value for further discussion on fair value methodology.

(k) *Securities and Futures Transactions*

Customer securities transactions are recorded on a settlement-date basis, with such transactions generally settling three business days after the trade date. Securities owned by equities and futures customers, including those that collateralize margin loans or similar transactions, are not included in the Company's financial statement.

Customer futures transactions are recorded on a trade-date basis.

(l) Operating Leases

Rental payments, free rent, and leasehold and other incentives are recognized on a straight-line basis over the life of a lease. Leasehold improvements are amortized over the shorter of their useful life or the lease term. See note 14 – Commitments and Contingencies – Operating Leases.

(m) Income Taxes

The Company accounts for income taxes in accordance with the Income Taxes Topic of the FASB ASC (the Income Taxes Topic; formerly SFAS 109, *Accounting for Income Taxes and FIN 48*, Accounting for Uncertainty in Income Taxes – an Interpretation of FASB Statement No. 109). The Income Taxes Topic requires that deferred income tax balances be recognized based on the differences between the financial statement and income tax bases of assets and liabilities using the enacted tax rates. The Company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. It was determined that there were no material uncertain tax positions that are not more likely than not to be sustained as of March 31, 2016.

The Company's results are included in the consolidated federal and state income tax returns of the Parent Company. As required, the Company records any income tax expense and liability based upon its operations on a stand-alone basis, even though the Company is part of the consolidated income tax returns. See note 11 – Income Taxes.

(3) Receivables from and Payables to Brokers, Dealers, Clearing Organizations and Clearing Agents

Receivables from brokers, dealers, clearing organizations and clearing agents consist of the following as of March 31, 2016 (in thousands):

Securities borrowed from broker-dealers	$	280,839
Fees and commissions receivable from clearing agents		1,357
Securities failed to deliver to broker-dealers and other		57
	$	282,253

Payables to brokers, dealers, and clearing organizations consist of the following as of March 31, 2016 (in thousands):

Securities loaned to broker-dealers	$	229,993
Payables to clearing organizations		3,204
Payables to brokers		19
	$	233,216

The Company's securities borrowing and securities lending transactions are transacted under master agreements that are widely used by counterparties and that may allow for net settlements of payments in the normal course, as well as offsetting of all contracts with a given counterparty in the event of a bankruptcy or default of one of the two parties to the transaction. The Company does not offset securities borrowing and securities lending transactions within the statement of financial condition The following table presents information about these transactions to evaluate the potential effects of rights of setoff between these recognized assets and liabilities as of March 31, 2016 (in thousands):

| | | Gross amounts of recognized assets and liabilities | Gross amounts offset in the statement of financial condition | Amounts presented in the statement of financial condition | Gross amounts not offset in the statement of financial condition | |
					Collateral received or pledged (including cash)	Net amount
Assets:						
Securities borrowed from broker-dealers	$	280,839	— $	280,839	$ (266,459) $	14,380
Liabilities:						
Securities loaned to broker-dealers	$	229,993	— $	229,993	$ (219,940) $	10,053

Included in securities borrowed from broker-dealers is $153.6 million and included in securities loaned to broker-dealers is $191.5 million transacted through a program with a clearing organization, which guarantees the return of cash to the Company. For presentation purposes, these amounts presented are based on the original counterparties to the Company's master securities loan agreements.

(4) Receivables from Brokerage Customers

Receivables from brokerage customers of $65.3 million at March 31, 2016 consist primarily of margin loans to the Company's brokerage customers. Securities owned by brokerage customers are held as collateral for margin loans. Such collateral is not reflected in the statement of financial condition. At March 31, 2016, the Company was charging a base margin debit interest rate of 8.5% per annum on debit balances in brokerage customer accounts. "Margin" requirements determine the amount of equity required to be held in an account for the purchase of equities on credit. Margin lending is subject to the margin rules of the Board of Governors of the Federal Reserve System, the margin requirements of FINRA, limits imposed by clearing agent firms, and the Company's own internal policies. By permitting customers to purchase and maintain securities positions on margin, the Company takes the risk that a market decline will reduce the value of the collateral, securing its margin loan to an amount that renders some portion of the margin loan unsecured. Under applicable securities laws and regulations, once a margin account has been established, the Company is obligated to require from the customer an initial margin of no lower than 50% for purchases of securities, and then is obligated to require the customer to maintain its equity in the account equal to at least 25% of the value of the securities in the account. However, the Company's current internal requirement is that the customer's equity not be allowed to fall below 35% of the value of the securities in the account. If it does fall below 35%, the Company requires the customer to increase the account's equity to 35% of the value of

the securities in the account (if not, the Company will perform closing transactions to bring the customer account above the maintenance requirement). These requirements can be, and often are, raised as the Company deems necessary for certain accounts, groups of accounts, securities or groups of securities. However, there is no assurance that a customer will be willing or able to satisfy a margin call or pay unsecured indebtedness owed to the Company.

(5) Property and Equipment, Net

Property and equipment, net, consist of the following as of March 31, 2016 (in thousands):

	Estimated useful life in years		Amount
Computers and software	3 – 5	$	4,687
Furniture and equipment	3 – 7		828
Leasehold improvements	5 – 10		442
			5,957
Accumulated depreciation			(5,682)
		$	275

(6) Deposits with Clearing Organizations

As a self-clearing broker-dealer and FCM, the Company is subject to clearing organization and other cash deposit requirements which are, and may continue to be, large in relation to the Company's total liquid assets, and which may fluctuate significantly from time to time based upon the nature and size of the Company's active trader clients' trading activity. As of March 31, 2016, the Company had cash deposits and U.S. treasuries with clearing organizations totaling $35.1 million and $21.9 million, respectively, for the clearing of stock trades, standardized equity option trades and futures trades.

(7) Notes Payable

On April 18, 2014, the Company entered into a credit facility agreement with Monex, Inc., a subsidiary of Monex. The agreement permits the Company to borrow up to $50,000,000 from Monex, Inc., for general operational needs bearing an interest rate that will be agreed upon by both parties on the drawdown date and a maturity date not to exceed three months from the funding date. The renewed agreement entered into on April 1, 2015 expired on March 31, 2016. The agreement was renewed through March 31, 2017 with identical terms. On September 8, 2015, the Company received a drawdown of $10,000,000, from Monex, Inc. under the credit facility agreement increasing the outstanding balance to $25,000,000. On February 12, 2016, $5,000,000 was repaid, reducing the outstanding balance to $20,000,000. During the year ended March 31, 2016, the interest rate charged to the Company on its credit facility drawdowns and rollovers ranged from 0.9% to 1.4%. Accrued interest payable is included in accounts payable and accrued liabilities in the accompanying statement of financial condition.

(8) Related Party Transactions

The Company has a License and Support Agreement (the Agreement) with TradeStation Technologies, Inc., a wholly owned subsidiary of the Parent Company. The terms of the Agreement require the Company to pay for the licensing of the *TradeStation* platform plus promotion, support, and other services. The Company is charged a monthly licensing fee for each customer using *TradeStation*, which totaled $28.3 million for the year ended March 31, 2016 and is reflected in data costs in the statement of income. The Agreement also requires the Company to pay monthly fees for administrative services which totaled $3.5 million for the year ended March 31, 2016. The administrative services are included in other expenses in the accompanying statement of income.

The Company has an expense-sharing agreement with the Parent Company, TradeStation Technologies, Inc., IBFX, Inc. and TradeStation Europe Limited (TSEL), a wholly owned subsidiary of the Parent Company authorized by the United Kingdom Financial Conduct Authority (FCA) to introduce brokerage accounts. The expense-sharing agreement, in compliance with FINRA Notice to Member 03-63, requires the allocation among the parties of all costs and expenses paid by any member of the group from which other parties benefit. The Company also has a third-party introduction agreement with TSEL, which is authorized to introduce brokerage customers in the United Kingdom and the European Union to the Company.

The Parent Company has an operating lease agreement, expiring in May 2022, for its corporate headquarters in Plantation, FL. The Company is allocated approximately 50% of the cost of this lease.

The Company provides consulting services to an affiliate for software development projects. The Company's revenue is based on a 15% mark-up on the salaries and benefits and other overhead expenses incurred by the Company.

The Parent Company has a $20.0 million intraday overdraft line of credit with Mizuho Bank, primarily to be used by the Company to pre-fund any Treasury bill maturities from its 15c3–3 customer reserve accounts. The Company did not utilize this line of credit during the year ended March 31, 2016. In addition, the Parent Company has unsecured lines of credit with multiple banks totaling $120 million that may be used by the Company for liquidity pursuant to a funding agreement dated May 20, 2015.

The amount due to affiliated companies represents the net amounts payable to certain affiliates as the result of various transactions, including amounts payable under the Agreement and the expense-sharing agreement. These amounts are noninterest bearing, have no defined repayment terms, and are expected to be repaid using current available cash balances or through future profits earned by the Company.

The amount due from affiliated companies represents the net amounts receivable from certain affiliates as a result of various transactions, including amount receivable under the expense-sharing agreement. These amounts are noninterest bearing, have no defined repayment terms, and are expected to be repaid primarily to the Company by its affiliates using their available cash balances.

(9) Payables to Brokerage Customers

At March 31, 2016, payables to brokerage customers, consisting primarily of cash balances in brokerage customer accounts, totaled $1.91 billion. These funds are the principal source of funding for margin lending. At March 31, 2016, the Company was not paying interest on cash balances in brokerage customer accounts.

(10) Employee Benefit Plans

The Company participates in the Parent Company's defined contribution 401(k) plan (the 401(k) Plan). All employees with at least three months of continuous service are eligible to participate and may contribute up to 60% of their compensation up to the annual limit set by the Internal Revenue Service. Employer matching contributions are discretionary, as defined in the 401(k) Plan, and are vested 20% for each year of service. Matching contributions recorded under this plan were $299,000 for the year ended March 31, 2016 and are included within employee compensation and benefits on the statement of income.

(11) Income Taxes

As of March 31, 2016, the Company had income taxes receivable of $29,000, included in other assets, pertaining to state jurisdictions. In addition, as of March 31, 2016, the Company had income tax payable of $5.2 million, included in accounts payable and accrued liabilities, pertaining to federal and certain state jurisdictions. Upon the filing of the income tax returns, the majority of the Company's income taxes receivable and payable will be settled The Company is no longer subject to United States federal tax examinations for periods prior to 2014 or state and local tax examinations prior to 2010.

Deferred income tax assets and liabilities are recorded when revenues and expenses are recognized in different periods for financial and income tax reporting purposes. The temporary differences that created deferred income tax assets and liabilities are as follows as of March 31, 2016 (in thousands):

Deferred income tax assets:		
State net operating loss carry forward	$	1,382
Property and equipment, net		829
Accrued expenses and other		468
Stock-based compensation		106
		2,785
Deferred income tax liabilities:		
Difference in revenue recognition		(529)
Other		(15)
	$	2,241

There was no valuation allowance recorded for deferred tax assets as of March 31, 2016. Management considered whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The future benefit of deferred tax assets is dependent upon the generation of future taxable income during the periods in which these temporary differences become deductible. Management considers the projected future taxable income, the scheduled reversal of deferred tax liabilities and tax planning strategies in making this assessment.

(12) Net Capital Requirements

The Company is subject to the net capital requirements of the SEC's Uniform Net Capital Rule (Rule 15c3-1), which is administered by the SEC and FINRA, and the CFTC financial requirement (Regulation 1.17 under the Commodity Exchange Act), which is administered by the CFTC and the NFA.

Under these rules, the Company calculates its net capital requirements using the "alternative method," which requires the maintenance of minimum net capital, as defined by the rules, equal to the highest of: (i) $1,500,000; (ii) 8.0% of domestic and foreign domiciled customer and noncustomer (excluding proprietary) risk maintenance margin/performance bond requirements for all domestic and foreign futures, options on futures contracts and cleared over-the-counter derivatives positions, excluding the risk margin associated with naked long option positions; or (iii) 2.0% of aggregate customer debit items. At March 31, 2016, the Company had net capital of $66.8 million (47.18% of aggregate debit items), which was $62.4 million in excess of its required net capital of $4.4 million.

(13) Fair Value

The Fair Value Measurements and Disclosures Topic establishes a fair value hierarchy, which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. In accordance with guidance under the Fair Value Measurements and Disclosures Topic, three levels of inputs may be used to measure fair value:

Level 1 – Valuations based on quoted prices in active markets for identical assets or liabilities. The Company's Level 1 assets consist primarily of U.S. Treasuries which are included under cash and investments segregated in compliance with federal regulations and deposits with clearing organizations. As of March 31, 2016, the Company's U.S. Treasuries had maturities through June 2018. In addition, the Company's ICE common stock shares are valued based on closing price of the stock.

Level 2 – Valuations based on one or more quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly. The Company's only Level 2 measurement includes stock-based compensation awards, which are measured on a recurring basis. These awards are valued at $623,000 as of March 31, 2016.

Level 3 – Valuations based on inputs that are unobservable and significant to the overall fair value measurement. The Company did not hold any Level 3 assets as of and during the year ended March 31, 2016.

The following table summarizes the basis used to measure the fair value of securities on a recurring basis in the Company's statement of financial condition as of March 31, 2016 (in thousands):

Investments segregated in compliance with federal regulations	$	451,603
Deposits with clearing organizations		21,887
ICE common stock shares		744
	$	474,234

For the Company's investments in U.S. Treasuries, the fair value equals the quoted market price of each U.S. Treasury Bill. The carrying amounts of the Company's financial assets and financial liabilities which include cash and cash equivalents, cash and investments segregated in compliance with federal regulations, receivables from and payable to brokers, dealers, and clearing organizations, receivables from and payables to brokerage customers, notes payable, and deposits with clearing organizations approximate fair value due to their short-term nature. There were no transfers between levels during the year ended March 31, 2016.

(14) Commitments and Contingencies

(a) *Operating Leases*

The Company is obligated under non-cancelable operating leases for its Chicago office expiring in February 2027 and its New York office expiring in July 2016. In addition, in May 2016, the Company agreed to lease terms at a new location in New York with the Company committed to seven years and three months from the time the lease officially begins (when the Company has access to premises). Future minimum lease payments as of March 31, 2016, under all operating leases, are as follows (in thousands):

Year ended March 31,		
2017	$	482
2018		475
2019		488
2020		502
2021		516
Thereafter		2,801
	$	5,264

(b) *Purchase Obligations*

As of March 31, 2016, the Company had purchase obligations of $4.2 million related primarily to advertising.

(c) *Litigation and Claims*

In February 2010, the Company and the Parent Company were named as defendants in a complaint filed in the United States District Court, Northern District of Illinois, Eastern Division, styled Trading Technologies International, Inc. v. TradeStation Securities, Inc. and TradeStation Group, Inc. (collectively referred to in this case description as "TradeStation"). Trading Technologies ("TT") alleges that TradeStation infringed and continues to infringe several patents held by TT. The patents relate mainly to the TradeStation "Matrix" graphical user interface. TT seeks a judgment enjoining the alleged infringement and awarding unspecified damages and costs. TradeStation answered the complaint in August 2010 generally denying the allegations and asserting a variety of affirmative defenses. Discovery commenced and trial was initially scheduled for July 16, 2011, but did not go forward at that time since, on February 3, 2011, a federal judge granted TT's motion to consolidate 12 similar actions. Ten (10) patents have been asserted against TradeStation, and TT is seeking to amend its complaint to add five (5) additional patents and to add TTI and IBFXI as defendants. All of the defendants in the consolidated action except for TradeStation and Interactive Brokers Group have settled with TT. From July 2015 through approximately June 2016 TradeStation has filed or will have filed Covered Business Method Petitions ("CBM Petitions") with the Patent Trademark Office Trial and Appeal Board ("PTAB") on all of the ten (10) TT patents upon which TradeStation is being sued, seeking to invalidate them. So far, the PTAB has instituted review of five (5) patents, and a decision is pending on the remaining five. The PTAB does not institute a review unless it believes it is more likely than not that the challenged patent will be held invalid. Although no assurances can be given, the Company believes that review will be instituted on all ten patents. A motion in the case to stay all proceedings until the CBM Petitions process has been completed was granted on May 9, 2016. While it is too early to predict the outcome of this matter, the Company believes the case to be without merit and intends to defend it vigorously through the CBM Petitions and in the federal district court case.

On February 16, 2016, affiliate TradeStation Technologies, Inc. (TTI) a wholly owned subsidiary of the Parent Company filed a civil complaint in the United States District Court for the Southern District of Florida against Trading Technologies, Inc. (TT) alleging infringement by TT of TTI's U.S. Patent 7,379,909 B1 ("'909 Patent"). TTI alleges that TT has released different types of functionalities in its trading platforms that compete with TTI's products and infringe the '909 patent. TTI seeks injunctive relief and an undisclosed amount of money damages and royalties.   On April 14, 2016, TT filed its answer and affirmative defenses, generally denying the allegations in the complaint. TT also filed a counterclaim against the Company, the Parent Company, TTI and IBFX (collectively, for this description, referred to as "TradeStation") alleging infringement of six (6) patents related primarily to the TradeStation "Matrix" graphical user interface. Four of these patents are at least partially related to the patents-in-suit in the Illinois case referenced above. TT also seeks declaratory judgment of "misuse," "invalidity" and "non-infringement" of the '909 patent. TT seeks dismissal of TTI's complaint, denial of relief pursuant to the '909 patent, and injunctive relief and money damages for alleged infringement of the TT patents. TradeStation is currently reviewing TT's answer, affirmative defenses and counterclaims to determine how best to respond. The response is due on or before June 10, 2016. TT served its First Requests for Production of Documents and Interrogatories on May 5, 2016.

In June 2011, the Company was served with two federal court complaints, Deutsche Bank Trust Company Americas Law Debenture Trust Company of NY and Wilmington Trust Company v. Waterman Broadcasting Investment Corporation, et al., and William A. Niese, et al v. Alliance Bernstein L.P., et al. The plaintiffs in the Deutsche Bank case sought to set aside allegedly fraudulent transfers of approximately $8.3 billion from the numerous defendants. The plaintiffs in the Niese case are retirees who claim to have been excluded from the Deutsche Bank case, and who are seeking $109 million from the numerous defendants. The two cases were consolidated. The plaintiffs alleged that the Company's portion of these alleged damages for the consolidated case were $266,459. On September 23, 2013, the trial judge entered an order dismissing the state law constructive fraudulent conveyance claims asserted by the individual creditors on the grounds that the individual creditors lacked standing to assert the claims. With respect to the remaining intentional fraudulent conveyance claims, on November 21, 2013, the trial judge entered a Master Case Order directing the parties to submit proposed protocols to govern the Phase Two pre-answer motion-to-dismiss phase of the litigation along with protocols related to smaller shareholder defendants and conduit defendants. On April 25, 2014, the trial judge entered the Phase Two Motion Protocol and the Conduit Protocol. On May 22, 2014, the Company filed an affidavit in response to the Conduit Protocol on the basis that it is a "mere conduit" and should thus be dismissed from the case. On May 29, 2014, the plaintiffs and the Company stipulated to dismissal, without prejudice, of the intentional fraudulent conveyance claims. On March 24, 2016, the United States Court of Appeals for the Second Circuit affirmed the dismissal of the complaint. The court resolved no issues regarding the rights of creditors to bring state fraudulent conveyance claims not limited by bankruptcy law, but the Company believes it is unlikely the plaintiffs can assert a sustainable state law claim following the Second Circuit opinion.

On November 20, 2015, the Company was served with a FINRA arbitration styled: Julio Beaton and Lourdes Figueroa v. TradeStation Securities, Inc., No. 15-02997. In this employment case, Mr. Beaton and Ms. Figueroa allege several claims arising from their departure from the Company in May 2015 (Mr. Beaton voluntarily resigned and Ms. Figueroa was discharged) including defamation, tortious interference, breach of contract, unjust enrichment, and violation of FINRA's just and equitable principle rule. Mr. Beaton and Ms. Figueroa seek an undisclosed amount of compensatory damages and punitive damages between $500,000 and $1 million, in total. On January 20, 2016, the Company filed its answer denying that Beaton and Figueroa are entitled to any relief. The parties are currently conducting discovery and the final hearing is scheduled for December 2016. The Company believes the complaint to be without merit and intends to defend it vigorously.

On December 3, 2015, the Company, its Parent Company and its affiliate TradeStation Technologies, Inc. (collectively referred to in this case description as "TradeStation") were named as defendants in a case filed in the United States District Court for the Eastern District of Texas styled: Chart Trading Development, LLC. v. TradeStation Group, Inc., TradeStation Securities, Inc. and TradeStation Technologies, Inc. Chart Trading Development, LLC. ("CTD") alleges that TradeStation directly and indirectly infringed and continue to infringe on three patents held by CTD. The patents-in-suit relate mainly to the TradeStation chart trading feature that allows a user to execute trades directly from a graph containing a curve corresponding to a range of values of a financial instrument. CTD seeks a judgment enjoining the alleged infringement and awarding unspecified damages and costs. On the same day CTD filed its complaint against TradeStation, CTD also filed virtually identical complaints against, among other companies, Interactive Brokers, CQG and Ninja Traders. On February 8, 2016, CTD filed its Disclosure of Asserted Claims and Infringement Contentions. TradeStation and the other defendants have filed CBM Petitions with the PTAB with respect to the patents-in-suit. On February 23, 2016, TradeStation and the other defendants filed a Motion to Stay or, Alternatively, Dismiss based in part on the filing of CBM Petitions. On March 30, 2016, the court granted the stay motion. While it is too early to predict the outcome of this matter, TradeStation believes this case to be without merit and intends to defend it vigorously.

The Company is also engaged in routine regulatory matters, including a pending investigation initiated by FINRA's Market Regulation Department relating to the Company's 2014 equities examination.

(d) General Contingencies and Guarantees

In the ordinary course of business, there are various contingencies that are not reflected in the statement of financial condition. These include customer activities involving the execution, settlement and financing of various customer securities and futures transactions. These activities may expose the Company to off-balance sheet credit risk in the event the customers are unable to fulfill their contractual obligations.

In margin transactions, the Company may be obligated for credit extended to its customers by the Company or its clearing agents that is collateralized by cash and securities in the customers' accounts. In connection with securities activities, the Company also executes customer transactions involving the sale of securities not yet purchased (short sales), all of which are transacted on a margin basis subject to federal, self-regulatory organization and individual exchange regulations and the Company's internal policies. Additionally, the Company may be obligated for credit extended to its customers by its clearing agents for futures transactions that the Company borrows securities temporarily from other broker-dealers in connection with its broker-dealer business. The Company deposits cash as collateral for the securities borrowed. Decreases in securities prices may cause the market value of the securities borrowed to fall below the amount of cash deposited as collateral. In the event the counterparty to these transactions does not return the cash deposited, the Company may be exposed to the risk of selling the securities at prevailing market prices. The Company seeks to manage this risk by requiring credit approvals for counterparties, by monitoring the collateral values on a daily basis, and by requiring cash to be returned as needed.

The Company loans securities temporarily to other broker-dealers in connection with its broker-dealer business. The Company receives cash as collateral for the securities loaned. Increases in securities prices may cause the market value of the securities loaned to exceed the amount of cash received as collateral. In the event the counterparty to these transactions does not return the loaned securities, the Company may be exposed to the risk of acquiring the securities at prevailing market prices in order to satisfy its client obligations. The Company mitigates this risk by requiring credit approvals for counterparties, by monitoring the market value of securities loaned on a daily basis and requiring additional cash as collateral when necessary.

The customers' financing and securities settlement activities may require the Company and its clearing agents to pledge customer securities as collateral in support of various secured financing sources, which may include bank loans. In the event the counterparty is unable to meet its contractual obligation to return customer securities pledged as collateral, the Company may be exposed to the risk of needing to acquire the securities at prevailing market prices in order to satisfy its obligations. The Company seeks to manage this risk by monitoring the market value of securities pledged on a daily basis. The Company provides guarantees to its clearing organization and exchanges under their standard membership agreements, which require members to guarantee the performance of other members. Under the agreements, if another member becomes unable to satisfy its obligations to clearing organization or exchange, other members would be required to meet shortfalls. The Company's liability under these arrangements is not quantifiable and may exceed the cash and securities it has posted as collateral. However, management believes that the possibility of the Company being required to make payments under these arrangements is remote. Accordingly, no liability has been recorded for these potential events.

(15) Subsequent Events

The Company has evaluated events and transactions occurring subsequent to March 31, 2016 as of May 27, 2016. Management believes that no material events have occurred since March 31, 2016 that require recognition or disclosure in the financial statement.